Exhibit 12.1

Summit Hotel Properties, Inc.
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in Thousands)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Pre-tax income from continuing operations	$101,195	$106,811	$125,809	$21,175	$11,519
Interest expense	27,665	25,948	28,691	26,968	20,137
Amortization of deferred financing costs	2,022	2,143	1,723	1,549	1,854
Estimate of interest within rental expense	955	—	—	—	—
Amortization of capitalized interest	266	266	348	463	581
Total Earnings	$132,103	$135,168	$156,571	$50,155	$34,091

Fixed Charges
Interest expense	$27,665	$25,948	$28,691	$26,968	$20,137
Capitalized interest	301	—	75	253	453
Amortization of deferred financing costs	2,022	2,143	1,723	1,549	1,854
Estimate of interest within rental expense	955	—	—	—	—
Total Fixed Charges	$30,943	$28,091	$30,489	$28,770	$22,444

Preferred Dividends	$17,408	$18,232	$16,588	$16,588	$14,590

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.73	2.92	3.33	1.11	0.92	(1)

(1)  Earnings for the period were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $37.0 million and the total amount of earnings was approximately $34.1 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $2.9 million.